Triton Pacific Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 Union Jack Mall, Marina del Rey, CA 90292

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Davis. 424-442-1370

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA

(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 26th day of Feb 2021, by Robert E. Davis proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______ (seal)

EA ARAQUE
COMM. #2310634
Notary Public - California
Los Angeles County
My Comm. Expires Nov. 22, 2023

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Triton Pacific Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2020, the related statements of income/(loss), changes in members' equity, and changes in financial condition for the year then ended, and the related notes and schedules collectively referred to as the "financial statements". In my opinion, the financial statements present fairly, in all material respects, the financial position of Triton Pacific Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Triton Pacific Capital, LLC's management. My responsibility is to express an opinion on Triton Pacific Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Triton Pacific Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedules I, II, & III has been subjected to audit procedures performed in conjunction with the audit of Triton Pacific Capital, LLC's financial statements. The supplemental information is the responsibility of Triton Pacific Capital, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Triton Pacific Capital, LLC's auditor since 2007.
Los Angeles, California
February 26, 2021

Triton Pacific Capital, LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$ 187,518
Cash Equivalents	80,927
Securities	1,700,657
Placement fee receivable	68,861
Other assets and deposits	
Furniture, fixtures and equipment	77,357
Total Assets	$ 2,115,320

Liabilities and Member's Equity

Liabilities	
Accrued expenses	$ 11,459
Unearned Revenue	65,302
Loan Payable	62,500
Total Liabilities	$ 139,261
Member's Equity	$ 1,976,059
Total Liabilities and Member's Equity	$ 2,115,320

See accompanying notes to the financial statements.

PUBLIC

Note 1 – Organization and Nature of Business

Triton Pacific Capital, LLC (the "Company" or "TPC"), was organized in the State of California on February 28, 1996 as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company does not hold customer funds and/or securities and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Agency ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company provides private placement capital raising services to clients in the alternative asset sector.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company does not hold customer funds and/or securities. The Company currently conducts two types of business as a securities broker-dealer.

- Private placements of securities
- Provides capital raising services to the real estate, private equity, energy, credit and infrastructure sector

Under its membership agreement with FINRA, and pursuant to Rule 15c3-3(k)(2)(i), the Company operates under the under the ability to maintain a "Special Account for the Exclusive Benefit of Customers". Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements. Going forward, and beginning on January 1, 2021, the Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not now, nor in 2021 will, directly or indirectly receive, hold, carry or otherwise owe funds or securities to or for customers.

Revenue Recognition – The Company has adopted ASC 606, *Revenue from Contracts with Customers.* The Company is engaged to assist clients in raising capital from institutional investors in a client sponsored investment vehicle. Each investor does their own due diligence and evaluation regarding the investment vehicle and makes their own unilateral decision to invest or not to invest. All such transactions are private placements (Reg. D exempt). The Company is paid its fees over a one to three-year time frame, and the fees are by its clients, not the investor. The Company also receives retainers that are paid monthly or quarterly. To the extent that the fee exceeds the amount of the retainer, the retainer is credited (offset) against the payment of the fee over the term of the fee payment. The Company considers revenue to be generated when the BD satisfies a performance obligation. Revenue is considered earned when evidence of an arrangement exists; the fee is fixed or able to be determinable; performance has occurred; and collectability is reasonably assured. Revenue is recorded when payment is received and deposited. It "earns" its fee upon the closing of a legally binding capital commitment from an investor to one of the client sponsored investment vehicles for which the Company was engaged to assist in raising capital.

PUBLIC

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

PUBLIC

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020

Fair Value Measurements on a Recurring Basis
As of December 31, 2020

Assets	Level 1	Level 2	Level 3	Total
Cash	$187,518	-	-	$187,518
Cash Equivalents	80,927	-	-	$80,927
Securities	$1,700,657	-	-	$1,700,657

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2020, the Company had net capital of $ 1,700,090 which was $1,694,973 in excess of its required net capital requirement of $5117. The Company's percentage of aggregate indebtedness, $76,760 to net capital was 4.52%.

Note 5 – Income Taxes

For the year ended December 31, 2020, the Company recorded gross receipts tax of $6,000.

Note 6 – Commitments and Contingencies

The Company ended its lease agreement for its Los Angeles office space in January, 2020.

Note 7 – Exemption from the SEC Rule 15c3-3

The Company does not directly or indirectly hold or carry cash or securities on behalf of any clients and during 2020, relied on Rule 15c3-3(k)(2)(i)'s exemption from the SEC's "customer protection rule", which allows for an exemption through the use of a "Special Account for the Exclusive Benefit of Customers" of the Company. Beginning on January 1, 2021, the Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC Staff.

PUBLIC

Note 8 – New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued ASU 2016-2, Leases, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition. The Company is not a party, either directly, or indirectly, to any lease agreements.

Note 9 – Related Parties

The Firm currently leases office space in a location that is owned by the Firm's President. The arrangement is documented by a lease agreement and the lease obligation appears in the books and records of the Firm.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 26, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

PUBLIC